EXHIBIT 99.2

Adjusted EBITDA
Presentation of Most Directly Comparable Financial Measure (Net Income or Net Loss) and
Reconciliation of Adjusted EBITDA to Net Income (Loss)

Fiscal year ended June 30, 2003

(in millions, unaudited)	Quarter ended				Six months ended December 31, 2002	Nine months ended March 31, 2003	Year ended June 30, 2003
	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003			
Adjusted EBITDA	$ 20.1	$ 22.0	$ 32.9	$ 33.7	$ 42.1	$ 75.0	$ 108.7
Depreciation and amortization	(8.9)	(10.2)	(12.9)	(14.9)	(19.1)	(32.0)	(46.9)
Interest, net	(7.2)	(7.3)	(10.4)	(10.0)	(14.5)	(24.9)	(34.9)
Minority interests	(0.3)	(0.2)	0.1	(0.3)	(0.5)	(0.4)	(0.7)
Equity method income (loss)	0.1	0.1	1.0	0.4	0.2	1.2	1.6
Gain (loss) on sale of assets	0.2	–	(0.1)	(0.1)	0.2	0.1	–
Income tax expense	(1.6)	(1.8)	(4.0)	(3.5)	(3.4)	(7.4)	(10.9)
Net income	$ 2.4	$ 2.6	$ 6.6	$ 5.3	$ 5.0	$ 11.6	$ 16.9

Fiscal year ended June 30, 2002

(in millions, unaudited)	Quarter ended				Six months ended December 31, 2001	Nine months ended March 31, 2002	Year ended June 30, 2002
	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002			
Adjusted EBITDA	$ 15.3	$ 17.1	$ 23.0	$ 16.6	$ 32.4	$ 55.4	$ 72.0
Depreciation and amortization	(7.2)	(7.2)	(8.6)	(6.5)	(14.4)	(23.0)	(29.5)
Interest, net	(5.9)	(7.3)	(7.2)	(6.3)	(13.2)	(20.4)	(26.7)
Minority interests	(0.2)	(0.2)	(0.2)	(0.2)	(0.4)	(0.6)	(0.8)
Debit extinguishment costs	(6.6)	–	–	–	(6.6)	(6.6)	(6.6)
Equity method income (loss)	0.1	0.2	0.1	0.1	0.3	0.4	0.5
Gain (loss) on sale of assets	0.3	–	–	0.5	0.3	0.3	0.8
Income tax expense	–	–	(0.7)	(2.2)	–	(0.7)	(2.9)
Net income (loss)	$ (4.2)	$ 2.6	$ 6.4	$ 2.0	$ (1.6)	$ 4.8	$ 6.8

Fiscal year ended June 30, 2001

(in millions, unaudited)	Quarter ended				Six months ended December 31, 2000	Nine months ended March 31, 2001	Year ended June 30, 2001
	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001			
Adjusted EBITDA	$ 11.1	$ 8.9	$ 17.5	$ 14.7	$ 20.0	$ 37.5	$ 52.2
Depreciation and amortization	(6.1)	(6.2)	(6.1)	(5.4)	(12.3)	(18.4)	(23.8)
Interest, net	(4.8)	(3.7)	(4.1)	(3.9)	(8.5)	(12.6)	(16.5)
Minority interests	–	(0.1)	(0.1)	(0.6)	(0.1)	(0.2)	(0.8)
Equity method income (loss)	–	0.1	–	0.1	0.1	0.1	0.2
Gain (loss) on sale of assets	–	(0.3)	–	(0.3)	(0.3)	(0.3)	(0.6)
Income tax expense	–	–	(0.5)	–	–	(0.5)	(0.5)
Net income (loss)	$ 0.2	$ (1.3)	$ 6.7	$ 4.6	$ (1.1)	$ 5.6	$ 10.2

Fiscal years ended June 30, 1998, 1999 and 2000

(in millions, unaudited)		Fiscal year ended June 30,					
		1998		1999		2000	
Adjusted EBITDA	$	**(1.6)**	$	**6.9**	$	**20.6**	
Depreciation and amortization		(0.5)		(3.9)		(11.8)	
Interest, net		(0.2)		(4.2)		(8.8)	
Minority interests		–		–		(0.1)	
Equity method income (loss)		0.1		(0.2)		0.7	
Debt extinguishment costs		–		–		(1.1)	
Other non-operating expenses		–		–		(0.8)	
Non-cash stock compensation		(0.4)		(5.0)		–	
Income tax expense		–		–		(0.1)	
Net loss	$	**(2.6)**	$	**(6.4)**	$	**(1.4)**	

Adjusted EBITDA Margin
Presentation of Most Directly Comparable GAAP Financial Measure (Net Income or Net Loss) and
Reconciliation of Adjusted EBITDA Margin to Net Income (Loss) Margin

Fiscal year ended June 30, 2003

(in millions, unaudited)	Quarter ended				Six months ended December 31, 2002	Nine months ended March 31, 2003	Year ended June 30, 2003
	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003			
Adjusted EBITDA	$ 20.1	$ 22.0	$ 32.9	$ 33.7	$ 42.1	$ 75.0	$ 108.7
Total revenues	267.9	267.3	402.4	402.9	535.2	937.6	1,340.5
Adjusted EBITDA margin	**7.5%**	**8.2%**	**8.2%**	**8.4%**	**7.9%**	**8.0%**	**8.1%**
Adjusted EBITDA	$ 20.1	$ 22.0	$ 32.9	$ 33.7	$ 42.1	$ 75.0	$ 108.7
Depreciation and amortization	(8.9)	(10.2)	(12.9)	(14.9)	(19.1)	(32.0)	(46.9)
Interest, net	(7.2)	(7.3)	(10.4)	(10.0)	(14.5)	(24.9)	(34.9)
Minority interests	(0.3)	(0.2)	0.1	(0.3)	(0.5)	(0.4)	(0.7)
Equity method income (loss)	0.1	0.1	1.0	0.4	0.2	1.2	1.6
Gain (loss) on sale of assets	0.2	–	(0.1)	(0.1)	0.2	0.1	–
Income tax expense	(1.6)	(1.8)	(4.0)	(3.5)	(3.4)	(7.4)	(10.9)
Net income	2.4	2.6	6.6	5.3	5.0	11.6	16.9
Total revenues	267.9	267.3	402.4	402.9	535.2	937.6	1,340.5
Net income margin	**0.9%**	**1.0%**	**1.6%**	**1.3%**	**0.9%**	**1.2%**	**1.3%**

Fiscal year ended June 30, 2002

(in millions, unaudited)	Quarter ended				Six months ended December 31, 2001	Nine months ended March 31, 2002	Year ended June 30, 2002
	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002			
Adjusted EBITDA	$ 15.3	$ 17.1	$ 23.0	$ 16.6	$ 32.4	$ 55.4	$ 72.0
Total revenues	207.3	223.1	235.9	244.3	430.4	666.3	910.6
Adjusted EBITDA margin	**7.4%**	**7.7%**	**9.7%**	**6.8%**	**7.5%**	**8.3%**	**7.9%**
Adjusted EBITDA	$ 15.3	$ 17.1	$ 23.0	$ 16.6	$ 32.4	$ 55.4	$ 72.0
Depreciation and amortization	(7.2)	(7.2)	(8.6)	(6.5)	(14.4)	(23.0)	(29.5)
Interest, net	(5.9)	(7.3)	(7.2)	(6.3)	(13.2)	(20.4)	(26.7)
Minority interests	(0.2)	(0.2)	(0.2)	(0.2)	(0.4)	(0.6)	(0.8)
Debt extinguishment costs	(6.6)	–	–	–	(6.6)	(6.6)	(6.6)
Equity method income (loss)	0.1	0.2	0.1	0.1	0.3	0.4	0.5
Gain (loss) on sale of assets	0.3	–	–	0.5	0.3	0.3	0.8
Income tax expense	–	–	(0.7)	(2.2)	–	(0.7)	(2.9)
Net income (loss)	(4.2)	2.6	6.4	2.0	(1.6)	4.8	6.8
Total revenues	207.3	223.1	235.9	244.3	430.4	666.3	910.6
Net income (loss) margin	**-2.0%**	**1.2%**	**2.7%**	**0.8%**	**-0.4%**	**0.7%**	**0.7%**

Fiscal year ended June 30, 2001

(in millions, unaudited)	Quarter ended				Six months ended December 31, 2000	Nine months ended March 31, 2001	Year ended June 30, 2001
	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001			
Adjusted EBITDA	$ 11.1	$ 8.9	$ 17.5	$ 14.7	$ 20.0	$ 37.5	$ 52.2
Total revenues	158.6	155.7	166.3	187.2	314.3	480.6	667.7
Adjusted EBITDA margin	**7.0%**	**5.7%**	**10.5%**	**7.9%**	**6.4%**	**7.8%**	**7.8%**
Adjusted EBITDA	$ 11.1	$ 8.9	$ 17.5	$ 14.7	$ 20.0	$ 37.5	$ 52.2
Depreciation and amortization	(6.1)	(6.2)	(6.1)	(5.4)	(12.3)	(18.4)	(23.8)
Interest, net	(4.8)	(3.7)	(4.1)	(3.9)	(8.5)	(12.6)	(16.5)
Minority interests	–	(0.1)	(0.1)	(0.6)	(0.1)	(0.2)	(0.8)
Equity method income (loss)	–	0.1	–	0.1	0.1	0.1	0.2
Gain (loss) on sale of assets	–	(0.3)	–	(0.3)	(0.3)	(0.3)	(0.6)
Income tax expense	–	–	(0.5)	–	–	(0.5)	(0.5)
Net income (loss)	0.2	(1.3)	6.7	4.6	(1.1)	5.6	10.2
Total revenues	158.6	155.7	166.3	187.2	314.3	480.6	667.8
Net income (loss) margin	**0.1%**	**-0.8%**	**4.0%**	**2.5%**	**-0.3%**	**1.2%**	**1.5%**

Fiscal years ended June 30, 1998, 1999 and 2000

(in millions, unaudited)	Fiscal year ended June 30,		
	1998	1999	2000
Adjusted EBITDA	$ (1.6)	$ 6.9	$ 20.6
Total revenues	7.0	91.5	304.7
Adjusted EBITDA Margin	**-22.9%**	**7.5%**	**6.8%**
Adjusted EBITDA	$ (1.6)	$ 6.9	$ 20.6
Depreciation and amortization	(0.5)	(3.9)	(11.8)
Interest, net	(0.2)	(4.2)	(8.8)
Minority interests	–	–	(0.1)
Equity method income (loss)	0.1	(0.2)	0.7
Debt extinguishment costs	–	–	(1.1)
Other non-operating expenses	–	–	(0.8)
Non-cash stock compensation	(0.4)	(5.0)	–
Income tax expense	–	–	(0.1)
Net loss	(2.6)	(6.4)	(1.4)
Total revenues	7.0	91.5	304.7
Net loss margin	**-37.1%**	**-7.0%**	**-0.5%**

Leverage Ratio
Presentation of Most Directly Comparable GAAP Financial Measure (Debt to LTM Net Income Ratio)
and Reconciliation of Leverage Ratio to Debt to LTM Net Income Ratio

(in millions, unaudited) ("LTM" denotes activity for the latest twelve-month period)		As of June 30, 2003
Consolidated debt, as defined by credit facility	$	423.1
LTM Adjusted EBITDA, as defined by credit facility	$	115.0
Leverage ratio, as defined by credit facility		**3.68x**
Maximum leverage ratio requirement		*5.50*x
Reconciliation to most directly comparable GAAP financial measure:		
Consolidated debt, as defined by credit facility	$	423.1
Add: Cash and cash equivalents		27.2
Add: Debt incurred for specified construction projects		29.1
Consolidated debt	$	479.4
LTM Adjusted EBITDA, as defined by credit facility	$	115.0
Adjustments:		
Baptist San Antonio Adjusted EBITDA for six-month period prior to Vanguard ownership		0.4
LTM Baptist San Antonio pro forma cost adjustments, as defined by credit facility		(6.7)
LTM Adjusted EBITDA		108.7
LTM depreciation and amortization		(46.9)
LTM interest, net		(34.9)
LTM minority interests		(0.7)
LTM equity method income (loss)		1.6
LTM gain (loss) on sale of assets		–
LTM income tax expense		(10.9)
LTM net income	$	16.9
Debt to LTM net income ratio		**28.37X**

Senior Leverage Ratio
Presentation of Most Directly Comparable GAAP Financial Measure (Senior Debt to LTM Net Income Ratio) and Reconciliation of Leverage Ratio to Senior Debt to LTM Net Income Ratio

(in millions, unaudited) ("LTM" denotes activity for the latest twelve-month period)		As of June 30, 2003
Consolidated senior debt, as defined by credit facility	$	105.4
LTM Adjusted EBITDA, as defined by credit facility	$	115.0
Senior leverage ratio, as defined by credit facility		**0.92x**
Maximum leverage ratio requirement		*3.00*x
Reconciliation to most directly comparable GAAP financial measure:		
Consolidated senior debt, as defined by credit facility	$	105.4
Add: Cash and cash equivalents		27.2
Add: Debt incurred for specified construction projects		29.1
Consolidated senior debt	$	161.7
LTM Adjusted EBITDA, as defined by credit facility	$	115.0
Adjustments:		
Baptist San Antonio Adjusted EBITDA for six-month period prior to Vanguard ownership		0.4
LTM Baptist San Antonio pro forma cost adjustments, as defined by credit facility		(6.7)
LTM Adjusted EBITDA		108.7
LTM depreciation and amortization		(46.9)
LTM interest, net		(34.9)
LTM minority interests		(0.7)
LTM equity method income (loss)		1.6
LTM gain (loss) on sale of assets		–
LTM income tax expense		(10.9)
LTM net income	$	16.9
Senior debt to LTM net income ratio		**9.57x**

Coverage Ratio
Presentation of Most Directly Comparable GAAP Financial Measure (LTM Net Income to Net Interest Ratio) and Reconciliation of Coverage Ratio to LTM Net Income to Net Interest Ratio

(in millions, unaudited) ("LTM" denotes activity for the latest twelve-month period)		As of June 30, 2003
LTM Adjusted EBITDA, as defined by credit facility	$	115.0
LTM interest expense, as defined by credit facility		33.4
Coverage ratio, as defined by credit facility		**3.44x**
Minimum coverage ratio requirement		*2.00*x
Reconciliation to closest GAAP measure:		
LTM Adjusted EBITDA, as defined by credit facility	$	115.0
Adjustments:		
Baptist San Antonio Adjusted EBITDA for six-month period prior to Vanguard ownership		0.4
LTM Baptist San Antonio pro forma cost adjustments, as defined by credit facility		(6.7)
LTM Adjusted EBITDA		108.7
LTM depreciation and amortization		(46.9)
LTM interest, net		(34.9)
LTM minority interests		(0.7)
LTM equity method income (loss)		1.6
LTM gain (loss) on sale of assets		–
LTM income tax expense		(10.9)
LTM net income	$	16.9
LTM interest expense, as defined by credit facility	$	33.4
Adjustments:		
LTM amortization of financing costs		1.5
LTM net interest expense	$	34.9
LTM net income to net interest ratio		**0.48x**